February 5, 2007

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3561

Washington, D.C. 20549

Re:	Duckwall-ALCO Stores, Inc.
Form 10-K/A for Fiscal Year Ended January 29, 2006
Filed May 4, 2006
File No. 1-05893

Dear Mr. Moran:

On behalf of Duckwall-ALCO Stores, Inc. (the "Company"), we are writing to respond to your letter dated November 30, 2006 containing the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") related to the above-referenced filing. We have included the text of the Staff's comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in your letter. (Dollars in Thousands except for per share amounts.)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 11

Overview, page 11

1.         We note that reductions to the self-insurance reserve, income tax valuation and inventory shrinkage allowances increased earnings by approximately $2.5 million in 2006. We would expect nonrecurring items that significantly impact earnings to be highlighted so that readers do not mistakenly credit these effects for operational improvements. In future interim and annual filings please provide an enhanced discussion and analysis of the levels of subjectivity in management’s estimates, the underlying reasons for such variability and quantify the effects that these changes in estimates had on profitability and earnings in the periods presented. In your response please show us what your disclosure looks like revised.

Response

1.

The Company agrees that the Company’s disclosures could have been enhanced by highlighting the effects of the changes to the self-insurance reserve and income tax adjustment, which increased earnings approximately $1.2 million in 2006. The Company notes that the reduction in inventory shrinkage is a recurring adjustment. The Company makes estimates of its inventory shrinkage each period. On an annual basis, the Company completes a physical inventory and updates its estimates to consider those actual results. As a result, the revision to inventory shrinkage was highlighted with the quarterly information disclosed in the notes to the consolidated financial statements. This informed the reader of the effect on the Company’s fourth quarter. In future filings we will include such disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operation as well.

In all future interim and annual filings, the Company will provide an enhanced discussion and analysis of the level of subjectivity in management’s estimates underlying the reasons for such variability and will quantify the effects these changes in estimates had on profitability and earnings in the periods presented.

Revised Disclosure:

Certain nonrecurring items. The Company had certain changes in management estimates of a nonrecurring nature, which impacted earnings. The Company analyzed its income tax liability account based on current information, and determined it had over-accrued its income tax liability with respect to certain tax matters arising in prior years. The Company reversed this over-accrual of approximately $371 and $618 during the fourth quarter of fiscal 2006 and 2004, respectively. The Company completes an actuarial analysis of its self-insurance liabilities twice a year. In the third quarter of fiscal 2005, the Company increased its self-insurance reserves by $463 as a result of the actuarial analysis indicating higher than previously estimated claim activity. In the second quarter of fiscal 2006, the Company decreased its self-insurance reserves by $901 as a result of lower than estimated claim activity.

Critical Accounting Policies, page 13

2.         Please revise future filings to provide a sensitivity analysis for changes in the key assumptions used in estimating your critical accounting policies. Refer to Section 5 of SEC Release No. 33-8350.

Response

2.	The Company, in all future filings, will enhance its disclosures by providing a sensitivity analysis for changes in key assumptions used in estimating critical accounting policies.

3.         Please provide an enhanced description of the method employed to account for self insurance reserves. For example, please disclose if you apply the case reserve basis, the fully developed method or an alternative method to record estimates of accrued expense. Disclose your policy for accruing administrative, legal and claims handling expenses, discount rate assumptions, how you account for inflation trends and estimate historical claims cost experience, or IBNR, as applicable. Please explain the underlying reasons for the variability in prior period estimates and if the variability is reasonably likely to change in the future. We note the reserve was increased by $463 thousand and reduced by $901 thousand in 2005 and 2006, respectively. In your response please show us what your revised disclosure looks like.

Response

3.

The Company utilizes an independent, third party actuary to assist in the calculation of reserves for general liability and workers compensation claims twice each year. The method utilized to establish these reserves is the fully developed method, estimated based on historical claims experience. Included in the reserve calculation is a loss conversion factor that anticipates administrative and other expenses expected to be incurred to settle these claims. The Company records its reserves on an undiscounted basis. The Company also incorporates an estimate of incurred but not reported claims based on historical experience regarding the date on incurrence and first reporting. The fully developed method assumes that case reserve adequacy remains consistent over time, mitigating a need to apply inflation trends. The variability reported relates to fluctuations in the estimated ultimate loss. These estimate revisions were based on historical data which proved to be different than estimated in prior actuarial valuations. The Company expects that such variability between initial estimate and ultimate resolution can reasonably be expected in the future.

Revised disclosure:

Insurance: The Company considers its determination of its general insurance cost to be a critical accounting policy. The Company retains significant deductibles on its insurance policies for workers compensation, general liability and medical claims, and maintains appropriate reserves against payment of such deductibles. Due to the fact that it takes more than one year to determine the actual costs, the Company estimates these costs based on the Company’s historical loss experience and estimates from the insurance carriers and consultants. The Company completes an actuarial evaluation of its loss experience twice each year. In between actuarial evaluations, Company management monitors the cost and number of claims and compares those results to historical amounts. The Company’s actuarial method is the fully developed method. This method includes a loss conversion factor that includes administrative, legal and claims handling expenses. The Company records its reserves on an undiscounted basis. The Company’s prior estimates have varied based on changes in assumptions related to actual claims versus estimated ultimate loss calculations. Current and future estimates could be affected by changes in those same assumptions and are reasonably likely to occur. A 1% increase in the loss development factor would increase the recorded liability by $75.

4.         Reference is made to your disclosure on page 14 that you had recorded markdowns that had not been taken as of fiscal year end. Please explain to us when the markdown adjustments were made, who determined the adjustments should be made and how the amount was derived. If the adjustments were made as part of the Company’s continual evaluation of product categories, please state that fact. Revise your disclosure accordingly in future filings.

Response

4.

The Company continually evaluates each of its product categories to determine that inventories are properly recorded at the lower of cost or market. The determination of the proper level of markdowns is a necessary part of this evaluation process. Given the limited information provided by the Company’s existing information systems (i.e. lack of on hand quantities), the Company relies on the knowledge of the Company’s merchandising division personnel to make its best estimate in identifying inventory which may require markdown based on their knowledge of the product history and sales of comparable merchandise. Inventory so identified is then reviewed with senior management to determine whether a markdown is appropriate and when the markdown will be reflected in the retail prices. When the Company has determined that a markdown will be taken but has not yet reflected the markdown in the retail price, the Company records a markdown reserve to reduce inventories to lower of cost or market. Such reserves amounted to $597 and $398 as of January 29, 2006 and January 30, 2005, respectively. The Company, in all future filings, will so disclose this evaluation process. Additionally, the Company is presently upgrading its information systems which will provide management with more information in making this estimate.

SG&A Detail; Certain Financial Matters, page 16

5.         Please provide additional disclosure explaining why management uses EBITDA, why the presentation of this non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and all the material limitations associated with the use of EBITDA as compared to the use of the most comparable GAAP financial measure. See Item 10(e) of Regulation S-K.

Response

5.

The Company intends to include the following in future filings to disclose why management uses EBITDA, a non-GAAP measure, why EBITDA provides meaningful information and the material limitations of EBITDA. “The Company has included EBITDA, a non-GAAP performance measure, as part of its disclosure as a means to enhance its communication with stockholders. Certain stockholders have specifically requested this information as a means of comparing the Company to other retailers that disclose a similar non-GAAP performance measure. Further, management utilizes this measure in internal evaluation: review of performance and to compare the Company’s performance to that of its peers. EBITDA differs from the most comparable GAAP financial measure (earning from continuing operations before discontinued operations) in that it does not include non-cash items. As a result, it may not reflect important aspects of the results of the Company’s operations.”

Liquidity and Capital Resources; page 18

6.         Your disclosure indicates you expect to incur expenses of approximately $10.2 million to complete the POS system upgrade and $8 million to open an estimated 10 ALCO stores in 2007. Please tell us if any of these costs represent enforceable or legally binding purchase commitments at year end and, if so, why they are not included in your table of contractual obligations. To the extent these cash outflows are legally binding and material to your operations we would expect to see them listed in the table of contractual obligations.

Response

6.

While the Company expected to open 10 ALCO stores in 2007, lease commitments had not been executed as of January 29, 2006. In relation to the POS system upgrade, the Company had committed to an operating lease, which was not yet effective. The Company did not include that commitment within the table. The restated table summarizing the Company’s significant contractual obligations payable as of January 29, 2006 would be as follows:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Loan Credit Facility	17,062	0	0	17,062	0
Capital Lease Obligations	5,853	1,489	1,933	1,167	1,264
Operating Leases	63,937	11,160	18,786	11,936	22,055
Contingent Rentals	11,700	1,300	2,900	3,000	4,500
Total contractual obligations	98,552	13,949	23,619	33,165	4,500

7.         Please tell us why interest expense for the revolver credit facility is excluded from the table or a supplemental footnote. Alternatively, in future filings please provide a revised table that includes estimated future interest payments and other relevant data, to the extent necessary. See Item 303 (A)(5) of Regulation S-K.

Response

7.

While the Company expects to incur interest expense relating to the usage of its Revolving Loan Credit Facility, the actual balance due fluctuates on a daily basis and is subject to a variable interest rate. As such the Company does not believe an estimate of potential interest expense is appropriate. The Company would propose to include the following footnote to the contractual obligations table in its future filings: “The principal amount of the Company’s Revolving Loan Credit Facility is shown in its contractual obligations table as the amount being paid during the year that the current agreement on the credit facility expires. Interest related to the Revolving Loan Credit Facility is dependent on the level of borrowing and variable interest rates as more fully described in note 3 to the consolidated financial statements and is not shown in this table.”

* * * * * * *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Bruce C. Dale

President and Chief Executive Officer

Duckwall-ALCO Stores, Inc.